Exhibit (l)

PURCHASE AGREEMENT

The TETON Westwood Funds (the “Trust”), a Massachusetts business trust, and Teton Advisors, Inc. (the “Buyer”) hereby agree as follows:

1. The Trust hereby offers the Buyer and the Buyer hereby purchases 100 shares of each of the Class AAA, Class A shares, Class C shares and Class I shares of the TETON Westwood Mid-Cap Equity Fund (the “Fund”) of the Trust (the “Shares”) at the net asset value per share of the Class AAA shares on the date hereof. The Shares are the “initial shares” of each such class. The Buyer hereby acknowledges receipt of a purchase confirmation reflecting the purchase of the Shares, and the Trust hereby acknowledges receipt from the Buyer of funds as full payment for the Shares.

2. The Buyer represents and warrants to the Trust that the Shares purchased by the Buyer are being acquired for investment purposes and not for the purpose of distribution.

3. The Trust represents that a copy of its Agreement and Declaration of Trust, dated June 12, 1986, as amended, is on file in the Office of the Secretary of the Commonwealth of Massachusetts.

4. This Agreement has been executed on behalf of the Trust by the undersigned officer of the Fund in his or her capacity as an officer of the Trust.

5. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but such counterparts shall, together, constitute only one instrument.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the 20th day of May, 2013.

Attest:	THE TETON WESTWOOD FUNDS

/s/ Sonia Kothari	By:	/s/ Bruce Alpert
	Name:	Bruce N. Alpert
	Title:	President and Principal Executive Officer

Attest:	G.DISTRIBUTORS, LLC

/s/ Amy Saekow	By:	/s/ Nicholas Galluccio
	Name:	Nicholas F. Galluccio
	Title:	President and Chief Executive Officer